
October 21, 2024

Christophe Vattier
Managing Member
MANSE USA LLC
100 Bogart Street
Brooklyn, New York 11206

> **Re: MANSE USA LLC**
> **Amendment No. 7 to Draft Offering Statement on Form 1-A**
> **Submitted September 23, 2024**
> **CIK No. 0001982659**

Dear Christophe Vattier:

We have reviewed your amended draft offering statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2024 letter.

Amendment No. 7 to Draft Offering Statement on Form 1-A

Cover page

1.   We note your disclosure in clause 6.2 of Exhibit 3.1 that "[t]he Company may authorize any Qualified User to carry out any Contractual Transaction, including in particular any Block Transfer, outside the Platform." However, we also note your disclosure in the offering statement that the "Royaltiz" platform "operates as the sole marketplace for Roys" and that "Roys cannot be resold." Please reconcile this disclosure or advise.

Summary
Overview, page 1

2.   We note your disclosure here and elsewhere that after purchasing a Roy, the initial "yield" is set by the algorithm, but for the life of the Roy will remain at least 2% of the sale price, and at most 50% of the sale price, per year, with such sale price currently being $2.00. Revise to clarify, if true, that your ability to offer a yield in excess of 2% of the current sale price per year is dependent upon the other sources of revenue you discuss here but there is no guarantee you will ultimately be successful generating such revenue and without it investors should be prepared to receive only the minimum 2% yield for the life of the investment.

Characteristics of a Roy, page 10

3.   We note your revisions in response to prior comment 1, however, your disclosure does not appear to correctly explain the limitations set forth in Regulation A. Specifically, where you state that "[f]or example, an individual user who is not an "accredited investor[]" and has $50,000 annual income and $100,000 net worth may invest a maximum of $10,000 in Roys of a given Talent (with such $10,000 reflecting 10% of the greater of that user's annual income and net worth)" is inaccurate, as the limitation applies to your entire offering of Roys, not to a particular Talent you are offering. Revise to remove your reference to "of a given Talent" and clarify that the limits apply to all Roys offered, regardless of Talent.

The Algorithm, page 11

4.   You state that the algorithm is calculated so that on average the yield delivered each year on a given Roy is expected to be between 7% and 8%. Elaborate to disclose the basis for this projection, including any assumptions and risks associated with such quantifiable information. In this regard, if the algorithm is dependent upon the Talent's publicly available Instagram data, which is not within your control, offering assurances as to the amount of the average yield seems inappropriate absent a reasonable basis for the disclosure. Further, your statement in Exhibit 6.5 that "[i]nitially the Gaussian is calibrated in such a way that on average the return delivered each year is in the range of 7-8 %," is unclear to us, as it suggests that you have control over the amount of the yields paid to investors. Please advise.

5.   We note your disclosure that SoccerMind "takes into account the same Instagram data as Sparkmind as well as public salary evolution data." Please clarify what you mean by "public salary evolution data" and disclose the source(s) from which SoccerMind gathers such data.

6.   The definition of "Performance" contained in Exhibits 6.1 and 6.3 appears to differ from the disclosure that you provide here as it relates to, for example, the "Social Networks" utilized. Revise to clarify for consistency.

7.   Clarify how the recalculation of the monthly yield impacts the calculation of the annual or yearly yield that you will ultimately remit to investors, considering the monthly yield is expected to fluctuate. Consider providing an example to illustrate the point.

The Participation Agreement, page 11

8.   You state that your agreement requires that a user has registered as a resident of the United States, and provides an address in the United States. However, Section 3.2 of the participation agreement seems to suggest otherwise, where it directs readers to a portion of your web-site, which seems to be inaccessible, to consult a list of countries from which the user may create an account. Please revise for consistency.

Exhibits

9.   We note your disclosure in clause 9.6 to Exhibit 6.1 that "[t]he Company shall have the <u>option</u> of paying Advance Payments to the Investor on a monthly basis (emphasis added)." We additionally note your disclosure in clause 9.8 that the Company will send an Advance Payment Proposal Notice "[<u>i</u>]f the Company proposes to pay an Advance Payment." Lastly, we note your disclosure in clause 9.10 that "[a]dvance Payments to which Investor was eligible but which have not been paid to Investor for lack of an Advance Payment Request shall be paid on the Annual Payment Date." However, your Offering Circular disclosure does not clearly state that monthly yield payments are optional and that there are certain steps Investors must take in order to be assured of any monthly, rather than annual, yield payments. If you intend to make annual yield payments, even though the yield will be recalculated and published monthly on your web-site, revise to clarify for consistency.

10.   This agreement asks investors confirm that they have read and understand the agreements being entered into, at Sections 2.3 and 2.4. This language appears to conflict with Section 14 of the Securities Act regarding waivers of compliance with the federal securities laws. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005), and revise your participation agreement accordingly.

11.   Attach the list of Fees and Commissions, as you indicate will be attached as a Schedule per Section 2.6 of the participation agreement.

12.   We note the final paragraph, where you advise investors of the waiver of a right to a jury trial. Revise to state whether the jury trial waiver provision of the agreement applies to claims under the federal securities laws. Make consistent revisions to your Offering Circular to describe the jury trial waiver provision, including whether it applies to claims under the federal securities laws. Additionally, discuss these provisions under an appropriate caption in your Risk Factors section to address any uncertainty about enforceability.

General

13.   We note your disclosure that "[t]he royaltiz.com platform is the only place where Roys can be purchased." However, the Royaltiz website does not appear to differentiate between your Roys and Manse France Roys, the latter of which offers different liquidity and returns on investment. To the extent you plan to offer Roys to U.S. investors on a platform separate from the Royaltiz website, please make this clear throughout the offering statement and distinguish the Royaltiz website from such platform and clarify the current operational status of such platform. If you do not plan

to offer Roys to U.S. investors on a separate platform, tell us how the sole platform will differentiate content and investment terms depending upon whether the investor is a U.S. investor or not.

Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Simon Wood, Esq.